Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF DESIGNATIONS

OF

6.75% SERIES A CONVERTIBLE PREFERRED STOCK

OF

ALBERTSONS COMPANIES, INC.

Albertsons Companies, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the laws of the State of Delaware, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY

FIRST: The Board of Directors of the Corporation (the “Board”) duly adopted resolutions setting forth a proposed amendment (the “Amendment”) to the Certificate of Designations of 6.75% Series A Convertible Preferred Stock of the Corporation, filed with the Secretary of State of Delaware on June 8, 2020 (and as subsequently amended on June 25, 2020, the “Certificate of Designations”), declaring said amendment to be advisable and directing the same to be submitted to the holders of the 6.75% Series A Convertible Preferred Stock of the Corporation (the “Preferred Stock”) for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board declares that it is advisable to add the definitions of “HPS Holders” and “Merger Agreement” in the Certificate of Designations, upon approval by the requisite vote of the holders of the Preferred Stock of the Corporation, by adding:

““HPS Holders” means one or more investment funds affiliated with HPS Investment Partners, LLC and any of their respective Affiliates other than any portfolio companies (collectively, the “HPS Sponsors”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with the HPS Sponsors; provided that, collectively, the HPS Sponsors control a majority of the voting power of such group.”

‘“Merger Agreement” means that certain Agreement and Plan of Merger dated October 13, 2022 by and among the Company, The Kroger Co. and Kettle Merger Sub, Inc., as may be amended, supplemented or modified from time to time.”

FURTHER RESOLVED, that the Board declares that it is advisable to amend the definition of “Fundamental Change” in the Certificate of Designations, upon approval by the requisite vote of the holders of the Preferred Stock of the Corporation, by adding the following sentence as the last sentence in the definition as follows:

Notwithstanding anything to the contrary in the Certificate of Designations, the transactions contemplated by the Merger Agreement shall not constitute a Fundamental Change.

FURTHER RESOLVED, that the Board declares that it is advisable to amend and restate Section 7(b)(iii) in the Certificate of Designations, upon approval by the requisite vote of the holders of the Preferred Stock of the Corporation, by amending and restating such section as follows:

(iii)    consummate a binding share exchange or reclassification involving the shares of the Series A Convertible Preferred Stock or a merger or consolidation of the Corporation with another entity, unless in each case: (x) the shares of the Series A Convertible Preferred Stock remain outstanding following the consummation of such binding share exchange, reclassification, merger or consolidation or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity (or the Series A Convertible Preferred Stock is otherwise exchanged or reclassified), are converted or reclassified into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent or the right to receive such securities; and (y) the shares of the Series A Convertible Preferred Stock that remain outstanding or such shares of preference securities, as the case may be, have such rights, preferences and voting powers that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences and voting powers, taken as a whole, of the Series A Convertible Preferred Stock immediately prior to the consummation of such transaction; provided, that this Section 7(b)(iii) shall be in effect only so long as HPS Holders are the beneficial owner of at least 25% of the shares of the Series A Convertible Preferred Stock that the HPS Holders held as of the date of the Amendment;

FURTHER RESOLVED, that the Board declares that it is advisable to add Section 10(c) in the Certificate of Designations, upon approval by the requisite vote of the holders of the Preferred Stock of the Corporation, by adding:

(c)    Notwithstanding the provisions of Section 10(a) and (b), the Corporation shall not be permitted to deliver a Mandatory Conversion Notice so long as the Merger Agreement has not been validly terminated pursuant to its terms.

FURTHER RESOLVED, that the Board declares that it is advisable to amend and restate Section 14(a) in the Certificate of Designations, upon approval by the requisite vote of the holders of the Preferred Stock of the Corporation, by amending and restating such section as follows:

(a)    The Conversion Rate shall be adjusted as set forth in this Section 14, except that the Corporation shall not make any adjustments to the Conversion Rate if Holders participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of Common Stock and solely as a result of holding the Series A Convertible Preferred Stock, in any of the transactions set forth in Sections 14(a)(i)-(iv) without having to convert their Series A Convertible Preferred Stock as if they held a number of shares of Common Stock equal to (x) the Conversion Rate as of the Record Date for such transaction, multiplied by (y) the number of shares of Series A Convertible Preferred Stock held by such Holder; provided that the Holders shall participate in any transactions set forth in Sections 14(a)(i)-(iv) which are contemplated by or occur substantially concurrently with the transactions contemplated by the Merger Agreement at the same time and upon the same terms as holders of Common Stock without having to convert their Series A Convertible Preferred Stock as if they held a number of shares of Common Stock equal to (x) the Conversion Rate as of the Record Date for such transactions, multiplied by (y) the number of shares of Series A Convertible Preferred Stock held by such Holder; provided further that the Corporation shall not make any adjustments to the Conversion Rate as a result of such Holders participating in any such transactions contemplated by or occurring substantially concurrently with the transactions contemplated by the Merger Agreement set forth in Sections 14(a)(i)-(iv).

SECOND: That the Amendment was submitted for approval by the holders of the Preferred Stock and that on October 13, 2022, a majority of the outstanding Preferred Stock of the Corporation voted to approve the foregoing Amendment in accordance with the provisions of the Certificate of Designations and pursuant to Section 228(a) of the DGCL and written notice of the foregoing stockholder consent was provided to all of the holders of Preferred Stock of the Corporation in accordance with Section 228(e) of the DGCL.

THIRD: That the Amendment was duly approved and adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FOURTH: That the Amendment shall be effective immediately upon the filing of this Certificate of Amendment to the Certificate of Designations.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly signed by Juliette W. Pryor, its Executive Vice President, General Counsel and Secretary, this 19th day of October, 2022.

ALBERTSONS COMPANIES, INC.

By:	/s/ Juliette W. Pryor
Name:	Juliette W. Pryor
Title:	Executive Vice President, General Counsel and Secretary

4